Exhibit (a)(5)(C)

Incyte Announces Preliminary Results of Tender Offer

WILMINGTON, Del. – June 11, 2024 – Incyte Corporation (Nasdaq: INCY) (“Incyte” or the “Company”) announced today the preliminary results of its modified “Dutch auction” tender offer to purchase up to $1.672 billion in value of shares of its common stock, which expired at 12:00 midnight, at the end of the day, New York City time, on June 10, 2024.

Based on the preliminary count by Computershare Trust Company, N.A., the depositary for the tender offer, a total of approximately 29.8 million shares of Incyte’s common stock were properly tendered and not properly withdrawn at or below the purchase price of $60.00 per share, including approximately 14.8 million shares that were tendered through notice of guaranteed delivery. Incyte has been informed by the depositary that the preliminary proration factor for the shares to be purchased by Incyte pursuant to the tender offer is approximately 93.4 percent.

In accordance with the terms and conditions of the tender offer and based on the preliminary count by the depositary, the Company expects to purchase approximately 27.9 million shares of its common stock through the tender offer at a purchase price of $60.00 per share, for a total cost of approximately $1.672 billion, excluding fees and expenses relating to the tender offer. These shares represent approximately 12.4 percent of the Company’s total outstanding shares of common stock as of June 7, 2024.

As previously announced, on May 12, 2024, Incyte entered into a separate stock purchase agreement with Julian C. Baker (a member of Incyte’s Board of Directors), Felix J. Baker, and entities affiliated with Julian C. and Felix J. Baker, including funds advised by Baker Bros. Advisors LP (collectively, the “Baker Entities”), under which the Baker Entities agreed not to tender or sell any shares in the tender offer and instead agreed to sell to the Company, following completion of the tender offer, a pro rata number of shares at the same price per share as will be paid by the Company in the tender offer, such that the Baker Entities’ aggregate percentage ownership in the Company will be substantially the same as prior to the tender offer. As such, the Company expects to repurchase a total of approximately 33.3 million shares of its common stock through the tender offer and the stock purchase agreement at a price of $60.00 per share, for a total cost of approximately $2.0 billion, excluding fees and expenses. These shares represent approximately 14.8 percent of the Company’s total outstanding shares of common stock as of June 7, 2024.

The number of shares expected to be purchased in the tender offer and under the stock purchase agreement and the purchase price per share are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the depositary and is based on the assumption that all shares tendered through notice of guaranteed delivery will be delivered within the required one business day period. The final number of shares to be purchased in the tender offer and the final purchase price per share will be announced following the expiration of the guaranteed delivery period and the completion by the depositary of the confirmation process. Payment for the shares accepted for purchase pursuant to the tender offer, and the return of all other shares tendered and not purchased, will occur promptly following the completion of the confirmation process. The Company expects to fund the purchase of shares in the tender offer and pursuant to the stock purchase agreement with the Baker Entities, together with all related fees and expenses, with cash on hand.

The dealer manager for the tender offer is Goldman Sachs & Co. LLC. D.F. King & Co., Inc. is serving as information agent for the tender offer. Stockholders who have questions or would like additional information about the tender offer may contact D.F. King & Co., Inc. toll-free at (866) 864-4943.

About Incyte

A global biopharmaceutical company on a mission to Solve On., Incyte follows the science to find solutions for patients with unmet medical needs. Through the discovery, development, and commercialization of proprietary therapeutics, Incyte has established a portfolio of first-in-class medicines for patients and a strong pipeline of products in Oncology and Inflammation & Autoimmunity. Headquartered in Wilmington, Delaware, Incyte has operations in North America, Europe, and Asia.

Forward-Looking Statements

Except for the historical information set forth herein, the matters set forth in this release contain predictions, estimates and other forward-looking statements, including statements regarding the amount of shares to be purchased (including the amount of shares tendered through notice of guaranteed delivery), the purchase price per share, the total cost of the shares expected to be purchased in the tender offer and under the stock purchase agreement and expectations regarding the consummation of the tender offer and the stock purchase from the Baker Entities.

These forward-looking statements are based on Incyte’s current expectations and subject to risks and uncertainties that may cause actual results to differ materially, including the statements above regarding the determination of the final number of shares to be purchased in the tender offer and the final purchase price per share, developments or changes in economic or market conditions; developments or changes in the securities markets, developments or changes in the Company’s business, financial condition or cash flows, and other risks detailed in Incyte’s reports filed with the Securities and Exchange Commission, including its quarterly report on Form 10-Q for the quarter ended March 31, 2024. Incyte disclaims any intent or obligation to update these forward- looking statements.

#     #     #

Contacts

Media	Investors
media@incyte.com	ir@incyte.com